

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

<u>Via E-mail</u>
Barry Brookstein
Chief Executive Officer
Compliance Systems Corporation
780 New York Avenue, Suite A
Huntington, NY 11743

> **Re: Compliance Systems Corporation**
> **Amendment No. 2 to Form 8-K**
> **Filed February 27, 2013**
> **File No. 000-54007**

Dear Mr. Brookstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

<u>Boyle Media Limited, page 7</u>

1. Please supplement the information added in response to comments 5 and 6 from our letter dated January 29, 2013 to accurately disclose the date of the White Label Services Agreement and to disclose that Boylesports may immediately terminate the agreement if it "considers the partnership to be commercially inviable." Refer to clause 15.3 of Exhibit 10.5. In your response please explain why Mr. Gregory Trautman signed the agreement on behalf of Seniemac Limited as opposed to one of your officers or directors.

If Messrs. Trautman and Kessler are considered promoters, please provide Item 401 of Regulation S-K information for them.

2. Please explain how Boyelesports will be able to offer the streaming of live Gaelic Games given your prior disclosure that "Jenningsbet has exclusive rights with Setanta Sports, the Irish television network that airs Gaelic Games, which is intended to allow Seaniemac to stream live Gaelic Games worldwide via the Seaniemac website and mobile app."

Consulting Fees, page 9

3. Please revise the restored disclosure provided in response to comment 2 from our letter dated January 29, 2013 to update that information through the period ended September 30, 2012. In addition, explain the purpose of these consulting fees. For example, explain, if accurate, that these fees are in lieu of employee salaries.

Item 2. Financial Information, page 26

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 26

4. The disclosure added in response to comment 9 from our letter dated January 29, 2013 does not adequately address the nature of outstanding liabilities and the company's ability to meet those obligations. Please disclose and quantify each material outstanding financial obligation and discuss the respective terms. In this regard, we note that current liabilities totaled $1,834,229 as of September 30, 2012. Discuss your ability to meet these financial obligations and management's plan to overcome any shortfall.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Brach Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

CC: Via E-mail
        Laura Anthony, Esq.
        Legal & Compliance, LLC